EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ocean Power Technologies, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-142547) of Ocean Power Technologies, Inc. of our reports dated July 14, 2009, with respect to the consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 30, 2009, and the effectiveness of internal control over financial reporting as of April 30, 2009, which reports appear in the April 30, 2009 annual report on Form 10-K of Ocean Power Technologies, Inc.

/s/  KPMG LLP

Philadelphia, Pennsylvania
July 14, 2009